SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of April, 2002

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

            Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                       Form 20-F    X    Form 40-F
                                 -----             -----

              [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

          Schedule of Information Contained in this Report:

         1. The English language press release of ABN AMRO Holding N.V. announcing the resignation of a member of the Managing Board, dated April 17, 2002.

         2. The English language press release of ABN AMRO Holding N.V. announcing the results for the first quarter of the year 2002, dated April 29, 2002.

The Information contained in this Report is incorporated by reference into Registration Statement Nos. 333-49198, 333-74436, 333-84044 and 333-81400.

                               SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ABN AMRO Holding N.V.


Date: April 29, 2002             By: /s/ R.W.J. Groenink
                                     -----------------------------------
                                     Name:  R.W.J. Groenink
                                     Title: Chairman of the Managing
                                            Board


                                 By: /s/ T. de Swaan
                                     -----------------------------------
                                     Name:  T. de Swaan
                                     Title: Member of the Managing
                                            Board


                                 ABN AMRO Bank N.V.


Date: April 29, 2002             By: /s/ R.W.J. Groenink
                                     -----------------------------------
                                     Name:  R.W.J. Groenink
                                     Title: Chairman of the Managing
                                            Board


                                 By: /s/ T. de Swaan
                                     -----------------------------------
                                     Name:  T. de Swaan
                                     Title: Member of the Managing
                                            Board

PRESS RELEASE

                                                     AMSTERDAM, 17 APRIL 2002


ABN AMRO BOARD MEMBER SERGIO LIRES RIAL RESIGNS
-----------------------------------------------

ABN AMRO announces that its Managing Board member Sergio Lires Rial (41) has resigned from the bank with a view to taking up a position as co-head of investment banking at Bear Stearns, based in New York. Mr. Rial will leave ABN AMRO on 15 May.

Mr. Rial has served ABN AMRO for 18 years in various international positions and since May 2000 as a member of the Managing Board. In this capacity he was responsible for the main product lines in Wholesale Clients.

Managing Board Chairman Rijkman Groenink commented: "Sergio Rial's significant contribution to the restructuring of our Wholesale business has been acknowledged inside and outside the bank. He has now been offered a position, which he considers to be a unique opportunity for him to realise his aspirations. The Managing Board respects his decision and would like to wish him every success in the future."

PRESS RELEASE

                                                      AMSTERDAM, 29 APRIL 2002

ABN AMRO REPORTS FIRST QUARTER 2002 RESULTS:
RESILIENT PERFORMANCE IN RETAIL AND ASSET-GATHERING BUSINESSES

FIRST QUARTER 2002 PERFORMANCE (COMPARED TO THE FOURTH QUARTER OF 2001)

Revenues remain resilient (+0.4%);
Operating expenses continue to trend down (-1.5%);
Operating result up 5.4%;
Provisioning falls (-34.8%) to EUR 390 mln;
Net profit, excl. extraordinary results, up 12.9%;
Efficiency ratio improves to 71.6%;
BIS tier 1 ratio further improves to 7.13%.

CHAIRMAN'S STATEMENT

"Although the economic conditions have improved during the first few months of the year, the overall state of the economy remains sluggish and unpredictable. Under these circumstances, some of our businesses have performed well, notably our US mortgage activities. Our focus on cost management has enabled us to reduce our operating expenses and improve the efficiency ratio. As such, this performance has allowed us to deliver an operating performance in line with our outlook. However, given the uncertain market conditions we remain cautious about the remainder of the year."

KEY FIGURES GROUP RESULTS FIRST QUARTER 2002

---------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                  2002          2001                   2001
                                         ----------------------------------- ----------------------
                                                Q1            Q4    % CHANGE         Q1   % CHANGE
                                         ---------- ------------- ---------------------- ----------
Operating result                             1,348         1,279        5.4       1,280        5.3
Provisioning for loan losses                   390           598     (34.8)         267       46.1
Operating profit before taxes                  973           715       36.1       1,001      (2.8)
Extraordinary result, net                    (205)          (95)
Net profit                                     397           438      (9.4)         683     (41.9)
Net profit excl. extraordinary result          602           533       12.9         683     (11.9)
Earnings per share (in euros)                 0.38          0.34       11.8        0.45     (15.6)
Efficiency ratio                             71.6%         72.9%                  71.8%

                                          31 MAR 02    31 DEC 01  % CHANGE     31 MAR 01  % CHANGE
                                         ----------------------------------------------------------
(IN BILLIONS OF EUROS AND %)
Total assets                                 623.6         597.4        4.4       601.7        3.6
Group capital                                 33.6          34.0      (1.3)        33.7      (0.3)
Risk-weighted assets                         270.7         273.4      (1.0)       278.4      (2.8)

BIS capital ratio                           10.95%        10.91%                 10.19%
BIS tier 1 ratio                             7.13%         7.03%                  6.82%
---------------------------------------------------------------------------------------------------

ABN AMRO GROUP


-----------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                      2002        2001                   2001
                                             --------------------------------- ----------------------
                                                    Q1          Q4   % CHANGE          Q1  % CHANGE
                                             ---------- ----------- ---------------------- ----------
Net interest revenue                             2,661       2,629        1.2       2,262       17.6
Revenue from participations                        104         105      (1.0)         121     (14.0)
Net commissions                                  1,206       1,306      (7.7)       1,291      (6.6)
Results from financial transactions                321         306        4.9         542     (40.8)
Other revenue                                      452         380       18.9         317       42.6
                                             ---------- -----------            -----------
Total revenue                                    4,744       4,726        0.4       4,533        4.7
Operating expenses                               3,396       3,447      (1.5)       3,253        4.4
                                             ---------- -----------            -----------
Operating result                                 1,348       1,279        5.4       1,280        5.3
                                             ========== ===========            ===========

Efficiency ratio                                 71.6%       72.9%                  71.8%
-----------------------------------------------------------------------------------------------------

The performance of the group during the first quarter of the year was satisfactory.

Overall, revenues increased marginally (0.4%) to EUR 4,744 mln in the first quarter, compared to the fourth quarter of 2001. The low rate environment, coupled with the first signs of an economic turnaround, has had a positive and a benign impact on our retail and asset gathering businesses, while parts of our Wholesale businesses have continued to suffer. Revenues in the Wholesale Clients SBU (WCS) fell by 8.0% compared to the fourth quarter of 2001, due to lower revenues in Global Financial Markets and a lower level of net interest revenue, reflecting a decrease in risk-weighted assets (RWA). In the Consumer & Commercial Clients SBU (C&CC), revenues increased by 6.5% compared to the preceding quarter, driven largely by mortgage activities in the United States and higher levels of interest income in Brazil and the Netherlands. The BU Private Clients, in line with C&CC, increased revenues by 8.1%. The BU Asset Management, however, experienced a slight decline in revenues due to a fall in results from financial transactions.

Operating expenses for the group fell by 1.5% to EUR 3,396 mln during the quarter, notwithstanding the negative impact of the reinstated Pension Fund costs in the Netherlands. As in revenues, the underlying picture is positive but mixed. Operating expenses in C&CC also fell by 5.8%, while WCS experienced an increase in expenses due to higher bonus accrual. It is to be noted that the level of bonus accrual in the fourth quarter was below normalised level. Operating expenses in Private Clients and Asset Management fell sharply (9.0% and 14.8% respectively) during the quarter. It is noteworthy that the benefits of the restructuring programme in the Netherlands are beginning to come through. However, this is to a large extent masked by the expenses incurred to transform the existing branches to the so-called bankshops and the increase in transitory temporary staff costs.

Provisioning for the quarter fell to EUR 390 mln compared to the previous quarter. Marked by the absence of any major corporate failures during the quarter, provisioning declined in WCS, while in C&CC the level increased, reflecting continued difficulties in the SME and the leveraged finance portfolio. Notwithstanding the increase in C&CC, the overall quality of the portfolio remains solid. We believe that the recent improvement in the economic climate and the fall in provisioning this quarter do not warrant a change in the forecasted level of provisioning for the year yet.

The overall tax burden for the quarter increased 147.6% compared to the previous quarter. Excluding extraordinary items, the effective tax rate for the quarter was 32% as opposed to 18% in the fourth quarter of last year. The increase in the effective tax rate was due to available tax benefits in the fourth quarter of 2001.

Cost reductions associated with the restructuring are on course. To date, total charges against the restructuring provision of EUR 1,100 mln are EUR 676 mln, of which EUR 165 mln by C&CC, EUR 494 mln by WCS and EUR 17 mln by Private Clients & Asset Management (PCAM).

In line with the decision within WCS to primarily focus on sectors and clients in Europe which offer the best profit potential, ABN AMRO has announced the closure of the US domestic cash equities and US domestic M&A businesses in March. As such, an additional net provision of EUR 205 mln has been accounted for in WCS in the first quarter of 2002. This decision will allow the bank to focus its resources on further strengthening its European and Asian (including Australasian) Equities and Corporate Finance activities.

As from 1 January 2002, costs of pensions and post-retirement benefits will be accounted for in accordance with the relevant statements under US GAAP (FAS 87, FAS 88 and FAS 106). The use of these US GAAP standards is allowed under Draft Statement 271 of the Dutch Council for Annual Reporting and reduces the volatility in pension costs in the profit and loss account. Under US GAAP the calculations may be based on long term assumptions for both pension obligations and return on investments of the pension fund, by which differences between estimated and actual figures can be spread over a large number of years. Another benefit of this policy change is the disappearance of the current difference between Dutch GAAP and US GAAP. As a consequence of this change in accounting policy, EUR 430 mln has been charged to shareholders' equity in the first quarter of 2002.

In addition to the negative impact this change in accounting policy had on the BIS ratios, the BIS tier 1 ratio and total capital ratio have - amongst others - benefited from a decline in RWA of EUR 3 bn and retained earnings. As a result, the BIS tier I and total capital ratio stood at 7.13% and 10.95% respectively at the end of March 2002.

THE CONSUMER & COMMERCIAL CLIENTS SBU

----------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                          2002        2001                  2001
                                                ---------------------------------- -----------------------
                                                        Q1          Q4    % CHANGE        Q1     % CHANGE
                                                ----------- ----------- --------------------- ------------
Net interest revenue                                 1,815       1,696       7.0       1,629         11.4
Net commissions                                        435         447      (2.7)        450        (3.3)
Results from financial transactions                     89         127     (29.9)         56         58.9
Other revenue                                          368         272      35.3         310         18.7
                                                ----------- -----------            ----------
Total revenue                                        2,707       2,542       6.5       2,445         10.7
Operating expenses                                   1,743       1,851      (5.8)      1,598          9.1
                                                ----------- -----------            ----------
Operating result                                       964         691      39.5         847         13.8
Provisioning for loan losses                           255         206      23.8         176         44.9
Value adjustments to financial fixed assets                        (2)
                                                ----------- -----------            ----------
Operating profit before taxes                          709         487      45.6         671          5.7
Taxes                                                  230         143      60.8         139         65.5
                                                ----------- -----------            ----------
Profit after taxes                                     479         344      39.2         532       (10.0)
Minority interests                                       7          19    (63.2)          32       (78.1)
                                                ----------- -----------            ----------
Net profit                                             472         325      45.2         500        (5.6)
                                                =========== ===========            ==========

Efficiency ratio                                     64.4%       72.8%                 65.4%

                                                  31 MAR 02   31 DEC 01 % CHANGE    31 MAR 01    % CHANGE
                                                ----------------------------------------------------------

Staff (fte)                                         72,771      73,736      (1.3)     74,939        (2.9)
(IN BILLIONS OF EUROS)
Total assets                                         247.6       242.8       2.0       236.7          4.6
Risk-weighted assets                                 159.1       158.2       0.6       163.3        (2.6)
----------------------------------------------------------------------------------------------------------

Consumer & Commercial Clients (C&CC) had a very strong operating performance in the first quarter of the year. The combined effect of an increase in revenues and a lowering of operating expenses led to a record operating result of EUR 964 mln. In essence, it means that C&CC has contributed approx. 72% to the group's operating result in the first quarter of 2002. All four business units of C&CC have contributed to this strong performance, notably the United States and the retail operations bundled in the BU Rest of the world.

Revenues in the first quarter of this year increased 6.5%, or EUR 165 mln, compared to the fourth quarter of last year. This growth can be attributed to a strong increase in net interest income and revenues generated by strong mortgage origination activity.

The increase in net interest income was driven by the three home markets, with Brazil generating 50% of the increase. Net commissions have remained stable across all four business units. The decrease in net commissions of 2.7% was due to a reclassification of net commissions income as Other revenue in Brazil.

Revenues from financial transactions declined during the quarter. The decline is not reflective of any underlying malaise but rather a return to a more normalised level after an extraordinarily strong fourth quarter in the Netherlands and in Brazil.

The substantial increase in other revenues was almost entirely due to a EUR 100 mln increase in the mortgage related activities in the United States. The increase was fuelled by high origination activity in the fourth quarter of last year. Some of the related revenues were only realised in the first quarter due to the completion of the securitisation process. Furthermore, the stable interest rate environment in the first quarter of 2002 has had a positive effect on the value of the mortgage servicing rights.

Operating expenses decreased 5.8%, or EUR 108 mln, in the first quarter. The decrease in expenses is driven by the Netherlands and the BU Rest of the World. As a result of the aforementioned positive developments in both revenues and operating expenses, the operating result increased by 39.5% to EUR 964 mln in the first quarter. Consequently, the efficiency ratio improved by more than 8 percentage points to 64.4%, thereby signalling a return to a more normalised level.

The level of provisioning is a reflection of the continued sluggishness of the economy in the United States and in Europe. The majority of the increase can be attributed to the Netherlands which - until the end of 2001 - was still experiencing historically low loan loss provisioning. The overall quality of the portfolio has not suffered from any meaningful deterioration given the preponderance of mortgages. The remainder of the increase in provisioning in C&CC was driven by an additional EUR 10 mln in Brazil and EUR 6 mln in the US.

BUSINESS UNIT NETHERLANDS (PLEASE REFER TO ANNEX 4)

Adjusted for the non-recurring positive items in the fourth quarter, both net interest revenue and non-interest revenue in the Business Unit Netherlands (BU
NL) were stable in the first quarter of 2002. As such, the decrease of 4.0% in revenues in the first quarter is due to two factors - exceptionally high revenues from participations in the fourth quarter (accounted for under Other revenue) and a positive impact from financial transactions in the fourth quarter, which was due to a retroactive adjustment concerning the transfer of the regional treasury desks from WCS to the BU NL.

Operating expenses decreased by 7.5%, or EUR 49 mln, to EUR 607 mln in the first quarter. The decrease in expenses in the first quarter was mainly due to lower IT and consultancy costs in the first quarter and the impact of one-off costs in the fourth quarter of 2001 (discontinuation of an electronic payment card). Although the number of full time equivalents (FTE) fell substantially in the first quarter, the cost savings related to the decline were largely offset by the hiring of temporary employees. In the first quarter, the workforce of the BU NL decreased by 829 FTE, resulting from a decrease in the number of full time employed staff by 1,494, which was partly offset by an increase in transitory temporary staff of 665 FTE.

Consequently, the operating result in the first quarter improved EUR 18 mln to EUR 138 mln and the efficiency ratio improved by three percentage points to 81.5%.

The relatively strong increase in provisioning in the first quarter of 2002 should be seen in the context of historical low provisioning levels in 2001. The substantial increase of provisioning to EUR 54 mln can mainly be attributed to non performing loans related to a limited number of medium sized companies. Notwithstanding the increase, it is to be noted that the overall asset quality in the SME portfolio has not experienced any meaningful deterioration. Consequently, we expect that an improvement in the economy will result in a lower run rate for the provisioning level in the BU NL.

UPDATE ON THE RESTRUCTURING PROGRAMME IN THE BU NL

15 January 2002 marked the end of the period in which 75% of the employees of the BU NL could express their intention to make use of the voluntary staff departure scheme. At the conclusion of the period, a matching and selection process was started to analyse the possible gaps in desired quantity and quality in various positions and regions. Approx. 50% of the 6,673 employees that have opted to resign voluntarily will leave by the end of the summer. The other half will leave gradually over the remainder of the year, ending with a peak in January 2003. The vast majority of the remaining workforce has already started in their positions within the new organisational structure as part of the new service concept. Where and when necessary, the retained workforce will be extensively trained and/or coached to deliver the desired client and sales orientation.

After the successful introduction of the euro in January, the process of closing branches has resumed in the course of the first quarter. In addition to the 158 branches closed last year, an additional 42 branches have been closed to date. The aim is to close another 46 branches in the course of 2002. Within the remaining branch network, so far 30 locations have been converted to either a bankshop or an advisory centre. The first signs and results from the new service concept are - both from the client's and employee's perspective - very encouraging. Of the restructuring provision of EUR 423 mln approved for the BU NL, to date EUR 87 mln has been used.

As part of the new service concept, our internet service offering was started at the end of the first quarter 2001. By the end of March 2002, approx. 550,000 clients had signed up for our internet banking offering, of which approx. 85% are identified as active users. As a result, approx. 17% of all payment and brokerage transactions shifted within one year from more traditional distribution channels to our internet channel.

BUSINESS UNIT UNITED STATES (PLEASE REFER TO ANNEX 4)

The Business Unit United States (BU US) turned in a very strong performance in the first quarter of 2002. This performance was driven by another strong quarter in mortgage activity that boosted revenue growth; the flat operating expenses are attributable to strict cost management. The business environment in the first quarter was characterised by a steepening of the yield curve as the Federal Reserve ended its aggressive interest rate cuts of 2001, and by a continued sluggishness in the US economy reflected in only a modest growth in consumer spending.

Revenues in the first quarter rose by 12.9%. The positive impact that the three interest rate cuts in the last quarter of 2001 had on net interest revenue in the fourth quarter, continued in the first quarter. Consequently, net interest revenue increased by 4.3% to EUR 704 mln. In addition, other revenues experienced a very strong increase of EUR 100 mln, or 78.7%, compared to the preceding quarter. This strong performance can be attributed to high origination gains on the back of strong origination demand in the fourth quarter of last year. Additionally, the fact that interest rates remained stable in the first quarter of 2002, has had a positive impact on the value of the mortgage servicing rights.

Operating expenses basically remained flat at EUR 626 mln in the first quarter, compared to EUR 632 mln in the fourth quarter of 2001. Although staff related expenses increased by 11.4% on the back of continued increase in mortgage-related activities, this was more than offset by lower administrative expenses.

As a result of the aforementioned developments in revenues and operating expenses, the operating result increased by 34.2% to EUR 553 mln, from EUR 412 mln in the fourth quarter of 2001, while the efficiency ratio improved more than 7 percentage points to 53.1%.

The continued sluggishness in the US economy has led to continued weakness in the commercial business. Consequently, provisioning for loan losses in the US experienced a slight increase of EUR 6 mln, or 5.2%, in the first quarter. Again this quarter, part of the provisioning - albeit to a lesser extent than in the preceding quarters - was driven by the leveraged finance book. The size of the leveraged finance book stood at EUR 1.2 bn at the end of March 2002. At this point in time we expect the current level of provisioning in the BU US to be a good indicator for the remaining quarters of 2002.

The minority interests - related to the dividend that is paid on the preferred shares issued in the United States - are accounted for in the Corporate Centre, as opposed to the BU US, as of 1 January 2002.

Notwithstanding the very strong performance of the BU US, we remain cautious about the outlook for the BU US in the remainder of the year. The continued lethargy of the economy has had a negative impact on commercial loan demand in the first quarter. In the absence of a robust turnaround, we expect the same conditions to continue for the foreseeable future. With respect to the mortgage related origination activities, we expect a tapering off towards the end of the second quarter. The mortgage servicing rights are expected to make up part of the difference albeit towards the end of the third quarter given the inherent time-lag.

BUSINESS UNIT BRAZIL (PLEASE REFER TO ANNEX 4)

In the Business Unit Brazil (BU Brazil), revenues increased by 8.7% to EUR 536 mln compared to EUR 493 mln in the preceding quarter. Taking into account the 9% average appreciation of the Brazilian real against the euro, Brazil was able to sustain the strong revenue growth experienced in the fourth quarter of last year. Part of the substantial increase in net interest revenue was driven by two interest rate cuts resulting in a total of 50 basispoints to 18.5% in the first quarter, thereby positively affecting credit volumes. The remainder of the increase in net interest revenue and the changes in the non-interest revenue lines, compared to the fourth quarter of 2001, is due to a reclassification of certain revenue items. Excluding these reclassifications, all non-interest revenue lines were able to sustain their strong performance of the fourth quarter.

Operating expenses for the first quarter remained stable at EUR 355 mln compared to EUR 358 mln in the preceding quarter. However, if compared in Brazilian real, the operating expenses experienced a substantial decrease of 10.1%, compared to the fourth quarter.

As a result of the increase in revenues and the stabilisation of operating expenses, the operating result for the first quarter was 34.0%, or EUR 46 mln, higher whilst the efficiency ratio improved more than 6 percentage points to 66.3% compared to the previous quarter.

Provisioning for loan losses increased EUR 10 mln, or 20.4%, to EUR 59 mln. The increase is in part due to an increase in credit volumes and in part due to a slight deterioration in the asset quality of the consumer loan portfolio. At this point in time, we expect the current level of provisioning to be a good indicator for the remaining quarters of 2002.

Taxes in the BU Brazil remained flat at EUR 34 mln compared to the fourth quarter. It is to be noted that our net tax position in Brazil is, in general, positively affected by a depreciation and negatively affected by an appreciation of the Brazilian real against the US dollar.

The Brazilian economy, which is expected to grow by around 2.5% in 2002, will probably benefit from a competitive exchange rate as well as from a possibly stronger international economy. Given the fact that political changeovers generally lead to a certain level of market uncertainty, the upcoming elections in October could have a downward pressure on the Brazilian real. Inflation is expected to decelerate in 2002 compared to 2001, although this could be reversed if international oil prices continue to increase.

BUSINESS UNIT REST OF THE WORLD (PLEASE REFER TO ANNEX 4)

The remaining retail operations outside our three home markets were able to turn in a relatively strong performance in the first quarter, compared to a loss making performance in the last quarter of 2001.

Revenues in the first quarter increased 7.9%, or EUR 18 mln, compared to the fourth quarter of 2001. Additionally, the level of operating expenses decreased 24.4%, or EUR 50 mln, to EUR 155 mln. This substantial decrease can partly be attributed to relatively high IT and project costs in the preceding quarters that have not recurred in the first quarter of this year. This positive development in both revenues and operating expenses resulted in a substantial improvement in the operating result and efficiency ratio.

Given our economic outlook, the current level of provisioning in this BU - remaining at the same level as the fourth quarter of 2001 - can be used as an indicator of the expected provisioning level in this BU for the remaining quarters of 2002.

THE WHOLESALE CLIENTS SBU

---------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                         2002        2001                  2001
                                               ---------------------------------- -----------------------
                                                      Q1          Q4    % CHANGE        Q1     % CHANGE
                                               ----------- ----------- --------------------- ------------
Net interest revenue                                  598         650      (8.0)        442         35.3
Net commissions                                       462         578     (20.1)        556       (16.9)
Results from financial transactions                   234         183      27.9         481       (51.4)
Other revenue                                          90          94      (4.3)         35        157.1
                                               ----------- -----------            ----------
Total revenue                                       1,384       1,505      (8.0)      1,514        (8.6)
Operating expenses                                  1,263       1,239       1.9       1,301        (2.9)
                                               ----------- -----------            ----------
Operating result                                      121         266     (54.5)        213       (43.2)
Provisioning for loan losses                          111         321     (65.4)         92         20.7
Value adjustments to financial fixed assets           (1)         (7)                     8
                                               ----------- -----------            ----------
Operating profit before taxes                          11        (48)    (122.9)        113       (90.3)
Taxes                                                (10)        (88)     (88.6)         33      (130.3)
                                               ----------- -----------            ----------
Operating profit after taxes                           21          40     (47.5)         80       (73.8)
Extraordinary result, net                           (205)
                                               ----------- -----------            ----------
Profit after taxes                                  (184)          40                    80
Minority interests                                      4           6     (33.3)          4
                                               ----------- -----------            ----------
Net profit                                          (188)          34                    76
                                               =========== ===========            ==========

Net profit excl. extraordinary result                  17          34     (50.0)         76       (77.6)

Efficiency ratio                                    91.3%       82.3%                 85.9%

                                                31 MAR 02   31 DEC 01  % CHANGE   31 MAR 01  % CHANGE
                                               ----------- ----------- --------------------- ------------

Staff (fte)                                        22,194      22,423      (1.0)     22,464        (1.2)
(IN BILLIONS OF EUROS)
Total assets                                        296.6       294.7        0.6      311.5        (4.8)
Risk-weighted assets                                 90.4        95.2      (5.0)       96.9        (6.7)
---------------------------------------------------------------------------------------------------------

During the first quarter, the performance of the Wholesale Clients SBU (WCS) continued to be affected by difficult market conditions. Compared to the fourth quarter, revenues declined by 8.0% to EUR 1,384 mln. The decline was a function of two factors - a lower level of risk-weighted assets (even though the average spreads have improved) and lower revenues in Global Financial Markets (GFM).

Net commissions declined 20.1% to EUR 462 mln, compared to the fourth quarter. The performance of the bank in this area has continued to suffer from difficult market conditions. The volume of completed mergers and acquisitions and global origination activities was very low. The decline in net commissions as compared to the previous quarter is primarily due to the absence of several large project finance transactions which were closed in the fourth quarter of last year. Revenues from financial transactions increased 27.9% in the first quarter, compared to fourth quarter. This increase was partly due to exit gains realised on Private Equity transactions.

Operating expenses increased 1.9% to EUR 1,263 mln in the first quarter. This increase is almost entirely due to higher levels of bonus accrual in the first quarter, as compared to the fourth quarter. It is to be noted that the level of bonus accrual in the fourth quarter was substantially below the normalised level. The operating expenses excluding bonuses, declined by 2.1%. Based on our performance in the first quarter, we believe that we are well positioned to deliver on our zero-expense growth target for 2002.

During the first quarter, the number of staff decreased by 229 FTE to 22,194 FTE. The decline in the workforce since year-end 2001 is due to reductions in the BU Equities and in Technology, Operations and Property Services (TOPS). The reduction in staff associated with the closure of the domestic US Equities and domestic US M&A businesses are not included in the numbers above, given the timing of the execution. It is noteworthy that over the past two quarters, the total number of staff has decreased by 1,421 FTE.

Provisioning declined to EUR 111 mln in the first quarter, from EUR 321 mln in the fourth quarter of 2001. The level of provisioning during the quarter has benefited significantly from the absence of any major corporate failures. The overall quality of the Wholesale portfolio remains solid.

The tax burden for WCS has continued to decline in the first quarter of the year, in part due to revenues generated by Private Equity (exempt from taxation if the participation is higher than 5%).

As a consequence of the decision that was taken in March to close the US domestic cash equities and US domestic M&A businesses, an additional net provision of EUR 205 mln has been accounted for as extraordinary item in the first quarter of 2002.

Risk-weighted assets (RWA) decreased by 5.0% in the first quarter to EUR 90.4 bn. The reduction is in line with Wholesale Clients stated objective of bringing down the level of RWA by EUR 20 bn by the end of 2004.

CLIENT BUSINESS UNITS

During the past year, WCS has built a wholesale banking business based on a client-led, integrated delivery of corporate and investment banking products and services. The strengths of a client led strategy can be illustrated by a number of high profile transactions. In the first quarter, for example, these included the agreed acquisition of Reemtsma Cigarettenfabriken GmbH by Imperial Tobacco Group Plc, where the depth and breadth of ABN AMRO's product expertise, across the spectrum of the corporate and investment bank portfolio, including GFM, Loan Products and Corporate Broking, were harnessed to provide a multi-product offering for the client, in a cohesive and co-ordinated solution.

PRODUCT BUSINESS UNITS

The BU Global Financial Markets (GFM) has generated lower revenues compared to the fourth quarter of 2001. The underlying performance however, was mixed. Revenues in money market activity, asset securitisation and client related business in derivatives and foreign exchange remained relatively stable. Additionally, trading was clearly affected by difficult market conditions and origination was impacted by low issue volumes.

The performance of Loan Products in the first quarter was satisfactory. Revenues were lower compared to the fourth quarter of 2001 due to a lower level of RWA and the absence of some non-recurring fee items booked in the fourth quarter last year. Consequently, associated net commissions were lower in the first quarter. Furthermore, due to the transfer of clients from C&CC to WCS and the resultant year-to-date adjustment, net interest income in the fourth quarter was higher compared to the first quarter of this year.

Revenues in GTS remained relatively stable in the first quarter of 2002. All main product lines in GTS - cash management, trade services, custody and AACES (clearing, execution and settlement) - have continued to perform well. The prime brokerage business which ABN AMRO acquired from ING Barings in April last year, has been fully integrated with the clearing services in the US (AACES). One of AACES main challenges in 2002 is to migrate the profitable US business model to Europe, where we see rapid growth in the hedge fund industry.

The equity-related businesses and Corporate Finance performed better compared to the fourth quarter of last year. Equity-related revenues were up in the first quarter compared to the fourth quarter of last year. This was largely due to better results in equity derivatives (a focus area for the BU Equity). The performance of Corporate Finance continued to be affected by low new issue and M&A volumes. Nevertheless, WCS was able to capitalise on one of its key strengths, strong client relationships, and successfully brought a number of large deals to the market, placing ABN AMRO second in the UK equity bookrunner rankings in the first quarter of 2002. Operating expenses declined sharply in the first quarter. The measures taken last November to improve the efficiency of the equity-related businesses and Corporate Finance have clearly become visible in the first quarter of this year. In line with the decision to focus on sectors and clients in Europe which offer the best profit potential, ABN AMRO announced the closure of the US domestic cash equities and US domestic M&A businesses in March. The move will allow the bank to focus its resources on further strengthening its European and Asian (including Australasian) Equities and Corporate Finance activities. It is to be noted that WCS will maintain its successful international equities and equity derivatives business in the US, and will continue to offer cross-border M&A advisory to its international clients.

The performance of Private Equity showed a modest improvement in the first quarter of 2002, following a very difficult 2001. Revenues from dividends and exit gains showed an increase versus the fourth quarter of 2001. It is to be noted that the increase in revenues was mainly due to one large exit, which was partly offset by write-downs of EUR 36 mln. Market conditions are still weak and exit opportunities are expected to remain limited in the near-term. Therefore, Private Equity will continue to focus on strengthening and pruning the existing portfolio of companies, making selective investments only in companies that show strong resilience and sound fundamentals. As per the end of March 2002, the book value of the Private Equity portfolio was approx. EUR 2 bn.

UPDATE ON THE RESTRUCTURING PROGRAMME IN WCS

In line with the Managing for Value methodology, WCS has also initiated measures to improve its profitability. Substantial measures have been taken to increase revenues, to lower the cost base and to eliminate inefficient usage of capital. On top of the measures taken in 2001, we announced additional steps in March 2002. The key decisions were to close the domestic US cash equities and domestic US M&A businesses. In the US, WCS will now concentrate on developing its successful GFM, Global Transaction Services (GTS), and structured lending business. International equity sales to US institutional clients, equity derivatives and cross-border M&A advisory services will also be retained.

TOPS, in line with the restructuring programme, remains on track to deliver its commitment to lower costs in 2002.

These measures will release significant economic value for the benefit of our shareholders and the businesses in which we plan to continue to invest. WCS will focus on and invest in clients and groups where we have the potential to earn attractive returns - including, importantly, the European and Asian equities and Corporate Finance businesses. Although the full benefits of the restructuring programme still have to come through, we believe that WCS is now well positioned and is able to create significant economic value as the market environment improves.

THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

--------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                        2002        2001                  2001
                                              ---------------------------------- -----------------------
                                                      Q1          Q4    % CHANGE        Q1     % CHANGE
                                              ----------- ----------- --------------------- ------------
Net interest revenue                                  99         100      (1.0)         74         33.8
Net commissions                                      263         244        7.8        244          7.8
Results from financial transactions                    6          16      (62.5)        13       (53.8)
Other revenue                                         16          10       60.0         11         45.5
                                              ----------- -----------            ----------
Total revenue                                        384         370        3.8        342         12.3
Operating expenses                                   270         305      (11.5)       272        (0.7)
                                              ----------- -----------            ----------
Operating result                                     114          65       75.4         70         62.9
Provisioning for loan losses                           1          10      (90.0)         3       (66.7)
Value adjustments to financial fixed assets          (1)         (3)      (66.7)         1
                                              ----------- -----------            ----------
Operating profit before taxes                        114          58       96.6         66         72.7
Taxes                                                 42          17      147.1         22         90.9
                                              ----------- -----------            ----------
Profit after taxes                                    72          41       75.6         44         63.6
Minority interests                                     1         (2)                     2       (50.0)
                                              ----------- -----------            ----------
Net profit                                            71          43       65.1         42         69.0
                                              =========== ===========            ==========

Efficiency ratio                                   70.3%       82.4%                 79.5%

                                               31 MAR 02   31 DEC 01    % CHANGE 31 MAR 01     % CHANGE
                                              ----------- ----------- --------------------- ------------

Staff (fte)                                        5,907       5,879        0.5      5,817          1.5
(IN BILLIONS OF EUROS)
Total assets                                        16.7        16.7                  15.4          8.4
Risk-weighted assets                                 6.5         6.5                   6.1          6.6
--------------------------------------------------------------------------------------------------------

PRIVATE CLIENTS (PLEASE REFER TO ANNEX 5)

Revenues within Private Clients increased by 8.1%, or EUR 18 mln, in the first quarter of 2002, thereby continuing the recovery in revenues that was started in the last quarter of 2001. The healthy increase in the first quarter can mainly be attributed to a continuous, albeit moderate, recovery in client sentiment. As a result, net commissions grew by 8.1% while other revenue increased by EUR 9 mln on the back of increased business activity. It is cautiously expected that this recovery in sentiment will continue throughout 2002.

Operating expenses decreased EUR 16 mln, or 9.0%, compared to the preceding quarter. Although a decrease was to be expected after two consecutive increases in operating expenses in the third and fourth quarter of 2001, it is prudent to assume that the current level of operating expenses was positively impacted by seasonal fluctuations. As a result, it is to be expected that the current lower level of operating expenses will probably be partly offset by expected higher operating expenses in the following quarters.

As a result of the positive development in both revenues and operating expenses, the operating result for the first quarter was 75.6%, or EUR 34 mln, higher whilst the efficiency ratio improved more than 12 percentage points to 67.1%, compared to the previous quarter.

Provisioning for loan losses decreased EUR 10 mln due to the non-recurrence of a one-off provisioning that was taken in the fourth quarter of 2001.

Assets under Administration steadily improved to EUR 107 bn by the end of the first quarter, compared to EUR 105 bn at the end of December 2001.

ASSET MANAGEMENT (PLEASE REFER TO ANNEX 5)

Revenues in the first quarter decreased only 2.7%, or EUR 4 mln, compared to the relative strong revenue performance in the fourth quarter of 2001. Excluding two offsetting one-off items, all revenue lines experienced a stable performance in the first quarter of this year. The one-off items related to a performance related fee that was accounted for under net commissions, and to the devaluation of the Argentinean peso against the US dollar which negatively impacted results from financial transactions.

Operating expenses in the first quarter decreased 14.8%, or EUR 19 mln, on the back of a relatively high expense level in the fourth quarter due to a.o. seasonal fluctuations. As a result of stable revenues coupled with a substantial lowering of operating expenses in the first quarter, the operating result improved by EUR 15 mln to EUR 35 mln, while the efficiency ratio improved significantly with more than 10 percentage points to 75.7%. Although a decrease in expenses was to be expected due to the seasonal fluctuations that negatively impacted the expense level in the preceding quarter, it is to be expected that the current lower level of operating expenses will probably be partly offset by expected higher operating expenses in the following quarters.

Assets under Management (AuM), as at 31 March 2002, stood at EUR 175 bn, an increase of 1.7% compared to EUR 172 bn at the end of 2001. The assets were invested for 49% in equities, 39% in fixed income and 12% in cash and other. The composition of the assets by mandates was hardly changed. Consequently, the composition by mandates at the end of the quarter was 50% Institutional Clients, 10% Private Clients and 40% Funds.

CORPORATE CENTRE

--------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS)                              2002        2001                  2001
                                              ------------------------           -----------
                                                      Q1          Q4                    Q1
                                              ----------- -----------            ----------
Net interest revenue                                  84         118                    59
Net commissions                                      (1)         (8)                   (1)
Results from financial transactions                  (8)        (20)                   (8)
Other revenue                                          5           7                     7
                                              ----------- -----------            ----------
Total revenue                                         80          97                    57
Operating expenses                                  (10)        (95)                  (35)
                                              ----------- -----------            ----------
Operating result                                      90         192                    92
Provisioning for loan losses                          19          54                   (8)
Value adjustments to financial fixed assets         (13)        (22)                     3
                                              ----------- -----------            ----------
Operating profit before taxes                         84         160                    97
Taxes                                                 34          42                    35
                                              ----------- -----------            ----------
Operating profit after taxes                          50         118                    62
Extraordinary result, net                                       (95)
                                              ----------- -----------            ----------
Profit after taxes                                    50          23                    62
Minority interests                                    47          33                    33
                                              ----------- -----------            ----------
Net profit                                             3        (10)                    29
                                              =========== ===========            ==========

Net profit excl. extraordinary result                  3          85                    29

                                                31 MAR 02   31 DEC 01 % CHANGE    31 MAR 01  % CHANGE
                                              ----------------------------------------------------------

Staff (fte)                                          595         586        1.5        584          1.9
(IN BILLIONS OF EUROS)
Total assets                                        52.0        42.9       21.2       28.2         84.4
Risk-weighted assets                                 4.5         3.5       28.6        2.6         73.1
--------------------------------------------------------------------------------------------------------

The performance of the Corporate Centre in the first quarter of 2002 was impacted by several factors. Revenues in the first quarter of this year decreased by 17.5% to EUR 80 mln which was mainly driven by a decrease - on the back of a relatively high result in the fourth quarter - in the ALCO (Asset & Liability Committee) result.

Operating expenses in the first quarter increased by EUR 85 mln. The increase can mainly be attributed to the ending of the pension premium holiday at the end of 2001 which led to the "negative" outcome of the expense line in 2001. The actual costs of pension premiums for the Dutch Pension Fund, amounted to approx. EUR 60 mln in the first quarter of 2002. The remaining "negative" operating expenses are caused by the release of a provisioning of EUR 35 mln that was related to the sale of European American Bank. As a result of the aforementioned factors, the operating result in the first quarter of 2002 decreased by EUR 102 mln to EUR 90 mln.

Provisioning for loan losses in the Corporate Centre - comprising the souvereign risk provisioning for the group - decreased EUR 35 mln due to lower provisioning related to the LDC-portfolio in Argentina, compared to the fourth quarter of 2001.

Again this quarter, value adjustments to financial fixed assets reflects the positive development in the value of the proprietary investment portfolio.

The minority interests - related to the dividend that is paid on the preferred shares that are issued in the United States - that were previously accounted for in the BU US, are accounted for in the Corporate Centre as of 1 January 2002.

                                                                        Annex 1
CONSOLIDATED PROFIT & LOSS ACCOUNT 2002
(IN MILLIONS OF EUROS)

                                                              Q1          Q4                        Q1
                                                     ------------------------------------- ------------------------
                                                            2002        2001      % CHANGE        2001    % CHANGE
Net interest revenue                                       2,661       2,629          1.2        2,262        17.6

Revenue from securities and participating interests          104         105        (1.0)          121      (14.0)
Payment services                                             346         358        (3.4)          370       (6.5)
Insurance                                                     59          35         68.6           59
Securities                                                   339         388       (12.6)          447      (24.2)
Asset management and trust funds                             241         212         13.7          207        16.4
Guarantees                                                    38          43       (11.6)           39       (2.6)
Leasing                                                       47          45          4.4           45         4.4
Other                                                        136         225       (39.6)          124         9.7
                                                     ------------ -----------              ------------
Net commissions                                            1,206       1,306        (7.7)        1,291       (6.6)

Securities                                                   156          89         75.3          257      (39.3)
Foreign exchange dealing                                      79         153       (48.4)          145      (45.5)
Derivatives                                                  126         144       (12.5)          168      (25.0)
Trading LDC-portfolio                                          5         (2)                         7      (28.6)
Other                                                       (45)        (78)         42.3         (35)
                                                     ------------ -----------              ------------
Results from financial transactions                          321         306          4.9          542      (40.8)

Other revenue                                                452         380         18.9          317        42.6
                                                     ------------ -----------              ------------
TOTAL REVENUE                                              4,744       4,726          0.4        4,533         4.7

Staff costs                                                1,974       1,815          8.8        1,874         5.3
Other administrative expenses                              1,167       1,389       (16.0)        1,138         2.5
Depreciation                                                 255         243          4.9          241         5.8
                                                     ------------ -----------              ------------
OPERATING EXPENSES                                         3,396       3,447        (1.5)        3,253         4.4
OPERATING RESULT                                           1,348       1,279          5.4        1,280         5.3
Provisioning for loan losses / FAR                           390         598       (34.8)          267        46.1
Value adjustments to financial fixed assets                 (15)        (34)                        12
                                                     ------------ -----------              ------------
OPERATING PROFIT BEFORE TAXES                                973         715         36.1        1,001       (2.8)
Taxes                                                        312         126        147.6          247        26.3
                                                     ------------ -----------              ------------
OPERATING PROFIT AFTER TAXES                                 661         589         12.2          754      (12.3)
Extraordinary expenses                                       325         147
Taxes extraordinary expenses                               (120)        (52)
                                                     ------------ -----------              ------------
Extraordinary result after taxes                             205          95
                                                     ------------ -----------              ------------
GROUP PROFIT AFTER TAXES                                     456         494        (7.7)          754      (39.5)
Minority interests                                            59          56          5.4           71      (16.9)
                                                     ------------ -----------              ------------
NET PROFIT                                                   397         438        (9.4)          683      (41.9)
Preference share dividend                                     11          11                        11
                                                     ------------ -----------              ------------
NET PROFIT, AVAILABLE TO ORDINARY SHAREHOLDERS               386         427        (9.6)          672      (42.6)
                                                     ============ ===========              ============

Earnings per ordinary share of EUR 0.56 (in euros)*         0.38        0.34         11.8         0.45      (15.6)

Average exchange EUR/USD-rate                               0.87        0.89        (2.2)         0.91       (4.4)


* EXCLUDING EXTRAORDINARY RESULT AND BASED ON THE AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING.

                                                                        Annex 2
CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2002 AFTER PROFIT APPROPRIATION
(IN MILLIONS OF EUROS)


                                                  31 MAR.     31 DEC.  % CHANGE
                                                     2002        2001
ASSETS

Cash                                               9,491      17,932     (47.1)
Short-dated government paper                      10,586      12,296     (13.9)
Banks                                             56,773      49,619       14.4

LOANS TO PUBLIC SECTOR                            17,906      14,100       27.0
LOANS TO PRIVATE SECTOR                          258,744     260,175      (0.6)
PROFESSIONAL SECURITIES TRANSACTIONS              80,764      71,055       13.7
                                              ----------- -----------
Loans                                            357,414     345,330        3.5
Interest-earning securities                      136,516     123,365       10.7
Shares                                            21,230      16,794       26.4
Participating interests                            2,549       2,420        5.3
Property and equipment                             7,384       7,331        0.7
Other assets                                      11,073      11,088      (0.1)
Prepayments and accrued income                    10,595      11,188      (5.3)
                                              ----------- -----------
                                                 623,611     597,363        4.4
                                              =========== ===========

LIABILITIES

Banks                                            120,428     107,843       11.7

SAVING ACCOUNTS                                   81,831      84,345      (3.0)
DEPOSITS AND OTHER CUSTOMER ACCOUNTS             172,687     173,441      (0.4)
PROFESSIONAL SECURITIES TRANSACTIONS              70,915      54,578       29.9
                                              ----------- -----------
Total client accounts                            325,433     312,364        4.2
Debt securities                                   71,147      72,495      (1.9)
Other liabilities                                 47,572      45,633        4.2
Accruals and deferred income                      11,214      12,349      (9.2)
Provisions                                        14,252      12,672       12.5
                                              ----------- -----------
                                                 590,046     563,356        4.7
Fund for general banking risks                     1,391       1,381        0.7
Subordinated liabilities                          15,950      16,283      (2.0)

SHAREHOLDERS' EQUITY                              11,607      11,787      (1.5)
MINORITY INTERESTS                                 4,617       4,556        1.3
                                              ----------- -----------
Group equity                                      16,224      16,343      (0.7)

                                              ----------- -----------
Group capital                                     33,565      34,007      (1.3)
                                              ----------- -----------
                                                 623,611     597,363        4.4
                                              =========== ===========

Contingent liabilities                            48,184      47,784        0.8
Committed facilities                             148,892     145,570        2.3

Exchange EUR/USD-rate                               0.87        0.88      (1.1)


                                                                       Annex 3
ANALYSIS OF PRIVATE SECTOR LOANS BY SBU

(IN BILLIONS OF EUROS)
                                                             31 MAR.   31 DEC.    % CHANGE    31 MAR.    % CHANGE
                                                                2002      2001                   2001
Consumer & Commercial Clients                                 180.8      180.9       (0.1)      177.3         2.0
Wholesale Clients                                              60.0       60.7       (1.2)       61.7       (2.8)
Private Clients & Asset Management                              5.9        6.5       (9.2)        5.6         5.4
Corporate Centre                                                2.6        2.7       (3.7)        2.9      (10.3)
ABN AMRO Lease Holding                                          9.4        9.3         1.1        8.9         5.6
                                                         ----------- ----------             ----------
Group                                                         258.7      260.1       (0.5)      256.4         0.9
                                                         =========== ==========             ==========

STAFF
(FTE)

                                                             31 MAR.   31 DEC.      CHANGE    31 MAR.      CHANGE
                                                                2002      2001                   2001

Consumer & Commercial Clients                                72,771     73,736       (965)     74,939     (2,168)
Wholesale Clients                                            22,194     22,423       (229)     22,464       (270)
Private Clients & Asset Management                            5,907      5,879          28      5,817          90
Corporate Centre                                                595        586           9        584          11
ABN AMRO Lease Holding                                        7,363      7,306          57      7,345          18
                                                         ----------- ---------- ----------- ---------- -----------
Group                                                       108,830    109,930     (1,100)    111,149     (2,319)
                                                         =========== ========== =========== ========== ===========

SHARE DATA

                                                             31 MAR.    31 DEC.    % CHANGE    31 MAR.   % CHANGE
                                                                2002       2001                   2001

Number of ordinary shares outstanding (in millions)         1,537.0    1,535.5        0.1     1,498.1         2.6
Net asset value per ordinary share (in euros)                  7.01       7.13       (1.7)       7.58       (7.5)
Number of preference shares (in millions)                     362.5      362.5                  362.5
Number of convertible preference shares (in millions)           0.7        0.7                    0.8

CHANGES IN SHAREHOLDERS' EQUITY FIRST QUARTER

(IN MILLIONS OF EUROS)
                                                               2002       2001

                                                         ----------- ----------

Shareholders' equity as at the beginning of the period       11,787     12,523
Retained earnings and stock dividends                           229        522
Exercised options and conversion                                  9          5
Goodwill                                                       (14)      (752)
Impact change in accounting policy pension costs              (430)
Change in treasury stock                                         23       (86)
Currency translation differences                                  3       (12)
                                                         ----------- ----------
                                                             11,607     12,200
                                                         =========== ==========

                                                                       Annex 4
PROFIT & LOSS ACCOUNTS BUS OF CONSUMER & COMMERCIAL CLIENTS
(IN MILLIONS OF EUROS)

                                              NETHERLANDS       NORTH AMERICA          BRAZIL             REST

                                        ------------------------------------------------------------------------------
                                          Q1 2002   Q4 2001   Q1 2002   Q4 2001   Q1 2002  Q4 2001   Q1 2002  Q4 2001
Net interest revenue                         551       532       704       675      429       364       131       125
Net commissions                              165       163       205       196       36        56        29        32
Results from financial transactions            8        29        43        46       33        44         5         8
Other revenue                                 21        52       227       127       38        29        82        64
                                        --------- --------- --------- --------- --------  -------- --------- ---------
TOTAL REVENUE                                745       776     1,179     1,044      536       493       247       229
OPERATING EXPENSES                           607       656       626       632      355       358       155       205
                                        --------- --------- --------- --------- --------  -------- --------- ---------
OPERATING RESULT                             138       120       553       412      181       135        92        24
Provisioning for loan losses                  54        22       121       115       59        49        21        20
Value adj. to financial fixed assets                   (2)
                                        --------- --------- --------- --------- --------  -------- --------- ---------
OPERATING PROFIT BEFORE TAXES                 84       100       432       297      122        86        71         4
Taxes                                         29        32       148        73       34        34        19         4
                                        --------- --------- --------- --------- --------  -------- --------- ---------
PROFIT AFTER TAXES                            55        68       284       224       88        52        52
Minority interests                                     (1)                  18        3       (3)         4         5
                                        --------- --------- --------- --------- --------  -------- --------- ---------
NET PROFIT                                    55        69       284       206       85        55        48       (5)
                                        ========= ========= ========= ========= ========  ======== ========= =========

                                         31 MAR.   31 DEC.   31 MAR.   31 DEC.  31 MAR.   31 DEC.   31 MAR.   31 DEC.

Staff (fte)                               26,148    26,977    18,101    18,139   21,374    20,932     7,148     7,688
(IN BILLIONS OF EUROS)
Risk-weighted assets                        55.5      54.3      72.4      73.5      9.5       8.2      21.7      22.2

                                                                        FIRST QUARTER
                                        ------------------------------------------------------------------------------
                                              NETHERLANDS       NORTH AMERICA          BRAZIL             REST
                                        ---------------------------------------------------------- -------------------
                                            2002      2001      2002      2001     2002      2001      2002      2001

Net interest revenue                         551       491       704       601      429       381       131       156
Net commissions                              165       190       205       167       36        72        29        21
Results from financial transactions            8        12        43        18       33        13         5        13
Other revenue                                 21        23       227       130       38        34        82       123
                                        --------- --------- --------- --------- --------  -------- --------- ---------
TOTAL REVENUE                                745       716     1,179       916      536       500       247       313
OPERATING EXPENSES                           607       621       626       514      355       325       155       138
                                        --------- --------- --------- --------- --------  -------- --------- ---------
OPERATING RESULT                             138        95       553       402      181       175        92       175
Provisioning for loan losses                  54        54       121        47       59        62        21        13
Value adj. to financial fixed assets
                                        --------- --------- --------- --------- --------  -------- --------- ---------
OPERATING PROFIT BEFORE TAXES                 84        41       432       355      122       113        71       162
Taxes                                         29        12       148       108       34                  19        19
                                        --------- --------- --------- --------- --------  -------- --------- ---------
PROFIT AFTER TAXES                            55        29       284       247       88       113        52       143
Minority interests                                                          24        3         5         4         3
                                        --------- --------- --------- --------- --------  -------- --------- ---------
NET PROFIT                                    55        29       284       223       85       108        48       140
                                        ========= ========= ========= ========= ========  ======== ========= =========

                                                                        Annex 5
PROFIT & LOSS ACCOUNTS BUS OF PRIVATE CLIENTS & ASSET MANAGEMENT
(IN MILLIONS OF EUROS)

                                                           2002/2001                              FIRST QUARTER
                                       ----------------------------------------------------------------------------------
                                         PRIVATE CLIENTS      ASSET MANAGEMENT      PRIVATE CLIENTS     ASSET MANAGEMENT
                                       ----------------------------------------------------------------------------------
                                        Q1 2002    Q4 2001   Q1 2002   Q4 2001       2002      2001       2002      2001
Net interest revenue                         95         94         4         6         95        67          4         7
Net commissions                             119        110       144       134        119       122        144       122
Results from financial transactions          12         13       (6)         3         12        11        (6)         2
Other revenue                                14          5         2         5         14        12          2       (1)
                                       --------- ---------- --------- ---------  --------- --------- ---------- ---------
TOTAL REVENUE                               240        222       144       148        240       212        144       130
OPERATING EXPENSES                          161        177       109       128        161       161        109       111
                                       --------- ---------- --------- ---------  --------- --------- ---------- ---------
OPERATING RESULT                             79         45        35        20         79        51         35        19
Provisioning for loan losses                  1         11                 (1)          1         3
Value adj. to financial fixed assets                   (1)       (1)       (2)                    1        (1)
                                       --------- ---------- --------- ---------  --------- --------- ---------- ---------
OPERATING PROFIT BEFORE TAXES                78         35        36        23         78        47         36        19
Taxes                                        25          7        17        10         25        17         17         5
                                       --------- ---------- --------- ---------  --------- --------- ---------- ---------
PROFIT AFTER TAXES                           53         28        19        13         53        30         19        14
Minority interests                            1        (2)                              1         2
                                       --------- ---------- --------- ---------  --------- --------- ---------- ---------
NET PROFIT                                   52         30        19        13         52        28         19        14
                                       ========= ========== ========= =========  ========= ========= ========== =========

                                        31 MAR.    31 DEC.   31 MAR.   31 DEC.

Staff (fte)                               3,636      3,633     2,271     2,246
(IN BILLIONS OF EUROS)
Risk-weighted assets                        6.1        6.1       0.4       0.4

                                                                        Annex 6
CASH FLOW STATEMENT FIRST QUARTER
(IN MILLIONS OF EUROS)

                                                                 2002       2001
                                                             ----------- ----------
Liquid funds as at the beginning of the period                   13,653     16,105
Net cash flow from operations / banking activities                 (20)    (2,977)
Net cash flow from investment activities                       (14,543)    (6,251)
Net cash flow from financing activities                           2,526      1,280
Currency translation differences                                   (83)        146
                                                             ----------- ----------
Liquid funds as at the end of the period                          1,533      8,303
                                                             =========== ==========

CONSOLIDATED QUARTERLY RESULTS 2002 / 2001
(IN MILLIONS OF EUROS)
                                                                   2002                    2001
                                                             ----------- ------------------------------------------
                                                                     Q1         Q4         Q3         Q2        Q1

Net interest revenue                                              2,661      2,629      2,539      2,660     2,262
Revenue from securities and participating interests                 104        105         81        148       121
Net commissions                                                   1,206      1,306      1,268      1,349     1,291
Results from financial transactions                                 321        306        340        364       542
Other revenue                                                       452        380        446        380       317
                                                             ----------- ---------- ---------- ---------- ---------
TOTAL REVENUE                                                     4,744      4,726      4,674      4,901     4,533
Staff costs                                                       1,974      1,815      1,949      2,015     1,874
Other administrative expenses                                     1,167      1,389      1,282      1,352     1,138
Depreciation                                                        255        243        225        248       241
                                                             ----------- ---------- ---------- ----------
OPERATING EXPENSES                                                3,396      3,447      3,456      3,615     3,253
                                                             ----------- ---------- ---------- ---------- ---------
OPERATING RESULT                                                  1,348      1,279      1,218      1,286     1,280
Provisioning for loan losses / FAR                                  390        598        308        253       267
Value adj. to financial fixed assets                               (15)       (34)         52        (6)        12
OPERATING PROFIT BEFORE TAXES                                       973        715        858      1,039     1,001
NET PROFIT EXCLUDING EXTRAORDINARY RESULTS                          602        533        476        671       683
NET PROFIT                                                          397        438        476      1,633       683
NET PROFIT, AVAILABLE TO ORDINARY SHAREHOLDERS                      386        427        464      1,621       672

Average number of ordinary shares outstanding (in millions)     1,536.0    1,534.9    1,522.5    1,504.2   1,498.4
Average number of ordinary shares outstanding (in millions)**   1,536.0    1,515.2    1,508.5    1,501.3   1,498.4
Earnings per share*                                                0.38       0.34       0.30       0.44      0.45
Earnings per share diluted*                                        0.38       0.34       0.30       0.44      0.44
Average equity                                                   10,865     10,589     10,461     11,028    11,516
Average equity year to date                                      10,865     11,317     10,950     11,189    11,516
Return on average equity                                          21.8%      19.7%      17.8%      23.9%     23.3%
Return on average equity year to date                             21.8%      20.5%      21.9%      23.8%     23.3%
Efficiency ratio                                                  71.6%      72.9%      73.9%      73.8%     71.8%
Efficiency ratio year to date                                     71.6%      73.1%      73.2%      72.8%     71.8%

                                                                2002                       2001
                                                             ----------- ------------------------------------------
                                                                31 MAR.    31 DEC.    30 SEP.    30 JUN.   31 MAR.

BIS capital ratio                                                10.95%     10.91%     10.10%     10.19%    10.19%
BIS tier 1 ratio                                                  7.13%      7.03%      6.47%      6.55%     6.82%
BIS capital base                                                 29,629     29,814     27,696     29,156    28,362
Risk-weighted assets                                            270,700    273,387    274,183    286,110   278,414

* EXCLUDING EXTRAORDINARY RESULT AND BASED ON THE AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING.

** YEAR TO DATE.

                                                                      Annex 7a
BREAKDOWN PROFIT & LOSS ACCOUNT FIRST QUARTER 2002
(IN MILLIONS OF EUROS)

                                                     C&CC         WCS      PC&AM         CC       LEASE         GROUP
                                                                                                HOLDING
Net interest revenue                                1,815         598         99         84          65         2,661
Net commissions                                       435         462        263        (1)          47         1,206
Results from financial transactions                    89         234          6        (8)                       321
Other revenue                                         368          90         16          5          77           556
                                                 ---------  ----------  ---------  ---------  ---------- -------------
TOTAL REVENUE                                       2,707       1,384        384         80         189         4,744
OPERATING EXPENSES                                  1,743       1,263        270       (10)         130         3,396
                                                 ---------  ----------  ---------  ---------  ---------- -------------
OPERATING RESULT                                      964         121        114         90          59         1,348
Provisioning for loan losses                          255         111          1         19           4           390
Value adj. to financial fixed assets                              (1)        (1)       (13)                      (15)
                                                 ---------  ----------  ---------  ---------  ---------- -------------
OPERATING PROFIT BEFORE TAXES                         709          11        114         84          55           973
Taxes                                                 230        (10)         42         34          16           312
                                                 ---------  ----------  ---------  ---------  ---------- -------------
OPERATING PROFIT AFTER TAXES                          479          21         72         50          39           661
Extraordinary result after taxes                                (205)                                           (205)
                                                 ---------  ----------  ---------  ---------  ---------- -------------
GROUP PROFIT AFTER TAXES                              479       (184)         72         50          39           456
Minority interests                                      7           4          1         47                        59
                                                 ---------  ----------  ---------  ---------  ---------- -------------
NET PROFIT                                            472       (188)         71          3          39           397
                                                 =========  ==========  =========  =========  ========== =============

Staff (fte)                                        72,771      22,194      5,907        595       7,363       108,830
(IN BILLIONS OF EUROS)
Total assets                                        247.6       296.6       16.7       52.0        10.7         623.6
Risk-weighted assets                                159.1        90.4        6.5        4.5        10.2         270.7

BREAKDOWN PROFIT & LOSS ACCOUNT FOURTH QUARTER 2001
(IN MILLIONS OF EUROS)

                                                C&CC          WCS      PC&AM       CC         LEASE         GROUP
                                                                                            HOLDING
Net interest revenue                            1,696         650        100        118          65         2,629
Net commissions                                   447         578        244        (8)          45         1,306
Results from financial transactions               127         183         16       (20)                       306
Other revenue                                     272          94         10          7         102           485
                                             ---------  ----------  ---------  ---------  ---------- -------------
TOTAL REVENUE                                   2,542       1,505        370         97         212         4,726
OPERATING EXPENSES                              1,851       1,239        305       (95)         147         3,447
                                             ---------  ----------  ---------  ---------  ---------- -------------
OPERATING RESULT                                  691         266         65        192          65         1,279
Provisioning for loan losses                      206         321         10         54           7           598
Value adj. to financial fixed assets              (2)         (7)        (3)       (22)                      (34)
                                             ---------  ----------  ---------  ---------  ---------- -------------
OPERATING PROFIT BEFORE TAXES                     487        (48)         58        160          58           715
Taxes                                             143        (88)         17         42          12           126
                                             ---------  ----------  ---------  ---------  ---------- -------------
OPERATING PROFIT AFTER TAXES                      344          40         41        118          46           589
Extraordinary result after taxes                                                   (95)                      (95)
                                             ---------  ----------  ---------  ---------  ---------- -------------
GROUP PROFIT AFTER TAXES                          344          40         41         23          46           494
Minority interests                                 19           6        (2)         33                        56
                                             ---------  ----------  ---------  ---------  ---------- -------------
NET PROFIT                                        325          34         43       (10)          46           438
                                             =========  ==========  =========  =========  ========== =============

                                                                      Annex 7b

BREAKDOWN PROFIT & LOSS ACCOUNT FIRST QUARTER 2001
(IN MILLIONS OF EUROS)

                                                  C&CC         WCS       PC&AM         CC       LEASE      GROUP
                                                                                              HOLDING
Net interest revenue                             1,629         442          74         59          58      2,262
Net commissions                                    450         556         244        (1)          42      1,291
Results from financial transactions                 56         481          13        (8)                    542
Other revenue                                      310          35          11          7          75        438
                                              ---------  ----------  ----------  ---------  ----------  ---------
TOTAL REVENUE                                    2,445       1,514         342         57         175      4,533
OPERATING EXPENSES                               1,598       1,301         272       (35)         117      3,253
                                              ---------  ----------  ----------  ---------  ----------  ---------
OPERATING RESULT                                   847         213          70         92          58      1,280
Provisioning for loan losses                       176          92           3        (8)           4        267
Value adj. to financial fixed assets                             8           1          3                     12
                                              ---------  ----------  ----------  ---------  ----------  ---------
OPERATING PROFIT BEFORE TAXES                      671         113          66         97          54      1,001
Taxes                                              139          33          22         35          18        247
                                              ---------  ----------  ----------  ---------  ----------  ---------
GROUP PROFIT AFTER TAXES                           532          80          44         62          36        754
Minority interests                                  32           4           2         33                     71
                                              ---------  ----------  ----------  ---------  ----------  ---------
NET PROFIT                                         500          76          42         29          36        683
                                              =========  ==========  ==========  =========  ==========  =========